UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

George Risk Industries, Inc.
(Name of Issuer)
Class A Common Stock, $.10 par value
(Title of Class of Securities)
767720204
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	767720204

1	NAMES OF REPORTING PERSONS Braeside Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		248,858

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		248,858

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	248,858

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767720204

1	NAMES OF REPORTING PERSONS Braeside Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		248,858

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		248,858

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	248,858

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767720204

1	NAMES OF REPORTING PERSONS Braeside Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		258,058

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		258,058

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	258,058

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767720204

1	NAMES OF REPORTING PERSONS Steven McIntyre

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		258,058

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		258,058

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	258,058

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	767720204

1	NAMES OF REPORTING PERSONS Todd Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		258,058

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		258,058

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	258,058

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (this “Schedule 13G”) relates to shares of Class A Common Stock, $0.10 par value (“Common Stock”), of George Risk Industries, Inc., a Colorado corporation (the “Issuer”), and is being filed on behalf of (i) Braeside Capital, L.P. (“Braeside Capital”), a Texas limited partnership, (ii) Braeside Management, L.P. (“Braeside Management”), a Texas limited partnership, as the general partner of Braeside Capital, (iii) Braeside Investments, LLC (“Braeside Investments”), a Texas limited liability company, as the general partner of Braeside Management and the investment manager to a certain managed account (the “Managed Account”), (iv) Steven McIntyre, as a principal of Braeside Investments, and (v) Todd Stein, as a principal of Braeside Investments (the persons mentioned in (i), (ii), (iii), (iv) and (v) are collectively referred to herein as the “Reporting Persons”). All shares of Common Stock are held by Braeside Capital and the Managed Account.

Item 1(a)	Name of Issuer.

George Risk Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

802 South Elm St. Kimball, NE 69145

Item 2(a)	Name of Person Filing.

(i) Braeside Capital, L.P. (“Braeside Capital”), (ii) Braeside Management, L.P. (“Braeside Management”), (iii) Braeside Investments, LLC (“Braeside Investments”), (iv) Steven McIntyre and (v) Todd Stein.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

5430 LBJ Freeway, Suite 1200 Dallas, Texas 75240.

Item 2(c)	Citizenship or Place of Organization.

Braeside Capital and Braeside Management are Texas limited partnerships. Braeside Investments is a Texas limited liability company. Mr. McIntyre and Mr. Stein are United States citizens.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, $0.10 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

767720204

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)
Braeside Capital and Braeside Management may be deemed the beneficial owners of 248,858 shares of Common Stock held by Braeside Capital. Braeside Investments, Mr. McIntyre and Mr. Stein may be deemed the beneficial owners of 258,058 shares of Common Stock held by Braeside Capital and the Managed Account.

(b)
Braeside Capital and Braeside Management may be deemed the beneficial owners of 4.9% of the outstanding shares of Common Stock. Braeside Investments, Mr. McIntyre and Mr. Stein may be deemed the beneficial owners of 5.1% of the outstanding shares of Common Stock. These percentages were calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by each of the respective Reporting Persons by (ii) 5,073,084, the number of shares of Common Stock issued and outstanding as of December 21, 2009, as reported in the Issuer’s Form 10-Q filed on December 21, 2009 with the Securities and Exchange Commission.

(c)
Braeside Capital and Braeside Management have the power to vote and dispose of the 248,858 shares of Common Stock held by Braeside Capital. Braeside Investments, Mr. McIntyre and Mr. Stein have the power to vote and dispose of the 258,058 shares of Common Stock held by Braeside Capital and the Managed Account.

Item 5	Ownership of Five Percent or Less of a Class.

Solely with respect to Braeside Capital and Braeside Management:

If this statement is being filed to report the fact that as of the date hereof Braeside Capital and Braeside Management have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 26, 2010

Braeside Capital, L.P.
By:	Braeside Management, L.P., its general partner

By:	Braeside Investments, LLC, its general partner

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Manager

Braeside Management, L.P.
By:	Braeside Investments, LLC, its general partner

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Manager

Braeside Investments, LLC
By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Manager

/s/ Steven McIntyre
Steven McIntyre

/s/ Todd Stein
Todd Stein